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                                          Filed by Molecular Devices Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rules 14a-12 of the
                                                 Securities Exchange Act of 1934

                                  Subject Company: Molecular Devices Corporation
                                        Corporation Commission File No.: 0-27316

                                           Subject Company: LJL BioSystems, Inc.
                                        Corporation Commission File No.: 0-23647

[MDC Logo]                                                            [LJL Logo]





Dear Valued Customer:

We are both excited to share with you the news that Molecular Devices Corporation and LJL BioSystems, Inc. have agreed to merge our two companies. Although this transaction has not yet closed, we want to share why we believe the merger makes good sense to you and the benefits you can expect as a customer once the merger is complete. At the same time, we would also like to address several questions that you may have.

SHORT TERM: BUSINESS AS USUAL
Like all proposed mergers of this size, ours is subject to customary closing conditions, including regulatory and shareholder approvals. Until the transaction is closed, both companies will continue to operate independently. For customer service and support, please continue to contact the same Molecular Devices or LJL company representatives that you have worked with prior to the merger announcement.

COMBINED COMPANY: SHARED PURPOSE, EXPANDED PRODUCT OFFERINGS, CRITICAL MASS After the merger is closed, the combined company will retain the name of Molecular Devices Corporation. The combined company will bring together a more comprehensive array of solutions to address the expanding needs of drug discovery from SNP genotyping and assay development through high throughput screening and pre-clinical testing. For a number of reasons, we feel very good about the fit of the two companies and believe it will be very positive for you as a customer. The combined company will have:

     o A common "purpose": We're committed to providing innovative solutions to accelerate and improve the drug discovery process and together will work to accelerate innovation and the launch of next generation products.

     o Expanded product lines and technologies: The merger will bring together complementary product lines and technologies. Post-merger, our technologies will enable products that address the most important application areas in drug discovery and life science research. Our products will range from benchtop research instruments to fully automated and integrated HTS solutions and from biochemical to information rich cellular assays.


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     o More critical mass: Together, we will have the technical and managerial leadership, strategic focus and critical mass to better meet the research challenges you face and to provide enhanced customer support and service.

INCREASED COMMITMENTS TO YOU AS OUR CUSTOMER:

Because of the strong fit between the two companies and the shared commitment to innovation, we want to share our initial plans on several fronts:

     o Customer satisfaction: We want to provide better, faster and more reliable service to you. After the Merger closes, we intend to start combining sales forces, applications and technical support, customer service, research and development and other functions of our companies in ways that maximize your satisfaction with our products and services.

     o Support of current products: Since there is no overlap in products between the companies, we intend to preserve, support, and service the current products of both companies and honor all agreements and commitments in place. In fact, we believe we will be able to provide an even higher level of support going forward.

     o Software support: We intend to support both companies' instrument control and data analysis software.

     o Future products: For future products, we intend to accelerate our innovation by preserving what's best from each company's products and utilizing the core technologies and capabilities of both companies to develop even better solutions where they would benefit you, our customers.

     o Management commitment: Both of us, and our management teams, are committed to making this merger a success during both the short term integration and in the long term. In fact, while Joe will serve as the President and CEO of the combined company, Lev will join its Board of Directors.

In closing, we would like to ask for your continued support and enthusiasm as we transition to an organization that raises the standards of customer satisfaction to a level higher than those achievable by the separate companies. Your input is important to us so please feel free to share your feedback as to how we're progressing. You can expect to hear from us with further updates in the future. Thanks again...We appreciate your business!


Sincerely,





Joseph D. Keegan, Ph.D.                Lev J. Leytes
President and CEO                      Chairman and CEO
Molecular Devices Corporation          LJL BioSystems, Inc.
(408) 747-3535                         (408) 541-8778



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WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Molecular Devices and LJL BioSystems are advised to read the joint proxy statement/prospectus regarding the potential business combination transaction referred to above, when it becomes available, because it will contain important information. Molecular Devices and LJL BioSystems expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus would be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Molecular Devices or LJL BioSystems by directing such requests to the companies.

Molecular Devices and its officers and directors may be deemed to be participants in the solicitation of proxies from Molecular Devices' stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Molecular Devices' proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Molecular Devices.

LJL BioSystems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of LJL BioSystems with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in LJL BioSystems's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from LJL BioSystems.